WILDEBOER RAND THOMSON APPS & DELLELCE, LLP
BARRISTERS & SOLICITORS

TEL.: (416) 361-3121 FAX: (416) 361-1790

SUITE 810, P.O. BOX 4
1 FIRST CANADIAN PLACE
TORONTO, ONTARIO
M5X 1A9

DIRECT LINE: 416 361-4761
e-mail: phewitt@wildlaw.ca

04035729

July 21, 2004

Corporation Finance Division, Office of International Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W., Washington, DC 20549
U.S.A.

RECEIVED
2004 JUL 26 A 10:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs/Mesdames:

Re: Ontzinc Corporation 82-34778

We are solicitors to Ontzinc Corporation (the "Corporation"). Please find enclosed the following documents that have been made public and/or distributed to the Corporation's security holders:

1. Documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on June 25, 2004, each of which relate to the annual and special meeting of the Shareholders of the Corporation:
    a. Letter to shareholders;
    b. Notice of meeting;
    c. Management information circular;
    d. Form of proxy; and
    e. Certificate re dissemination to shareholders;
2. Documents relating to the Corporation's interim financial statements for the period ending March 31, 2004;
    a. Interim financial statements filed on SEDAR on May 31, 2004;
    b. Management Discussion and Analysis filed on SEDAR on May 31, 2004
    c. Form 52-109F2 - Certification of Interim Filings – CEO filed on SEDAR on June 4, 2004; and
    d. Form 52-109F2 - Certification of Interim Filings – CFO filed on SEDAR on June 4, 2004;
3. Early warning report filed on SEDAR on June 25, 2004; and
4. News releases of the Corporation filed on SEDAR on June 7, 2004, June 18, 2004, and June 21, 2004.

All documents provided have been clearly marked as being provided pursuant to Section 240.12g3-2(b)(1)(ii) of the Act.

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26

Should you have any questions or comments, please feel free to contact me at your convenience. Thanks very much.

Yours Truly,

Paula Amy Hewitt
Enclosures

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(i)

RECEIVED
2004 JUL 26 A 10:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ONTZINC

June 11, 2004

Dear Shareholder:

Please find enclosed the notice of meeting and information circular in connection with the upcoming annual and special meeting of ONTZINC Corporation (the "Company" or "ONTZINC") (TSX: OTZ) to be held on Monday, July 5, 2004 in Toronto.

This past year has been extremely active for the Company with a number of positive developments occurring. The highlight of the year was the acquisition of the Balmat mine, concentrator and related facilities in upstate New York, on September 24, 2003. Timing of the acquisition was opportune as zinc prices have risen significantly over the past year and are expected to continue to rise in the future. The Company is planning to restart operations at the mine late in the third quarter of 2004 subject to the timing of completing its current financings. Diamond drilling is in progress to expand known reserves and resources at Balmat.

At the 100% owned Gay's River Project in Nova Scotia the Company plans exploration and pre-development work which will include mining and business studies in connection with completion of a detailed mine plan.

The Company also plans an exploration program on its Southwestern Ontario Project. The objective is to test the anomalies identified by the Company through the use of geophysical work.

The Company has regained control of the San Antonio copper-gold porphyry project in Chile. The property was sold by the Company to Chilean interests in May, 2002 during the period of depressed metal prices. The purchaser failed to meet all of the required installment payments and the Company took legal action to recover the project. In light of the current strong copper prices, Ontzinc has concluded that additional exploration work is warranted on the San Antonio property.

Following the retirement of Mr. Frame the Company announced the appointment of Gregory Peebles, as Chairman and Peter George as President. Mr. Peebles is a partner with the law firm Cassels Brock & Blackwell and Mr. George has over 36 years in the mining industry. The Company also announced the appointment of Patrick Hannon as President of Scozinc Limited. Mr. Hannon held senior positions at the Gay's River Mine during the period 1972-83.

I would ask all shareholders to read the attached information circular and cast your vote at the upcoming annual and special meeting of shareholders scheduled for Monday, July 5, 2004, either in person or by proxy.

On behalf of the directors, I would like to thank all shareholders for their continued support.
Yours truly,

ONTZINC CORPORATION

"Gregory Peebles"

Chairman

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada, M5C 1H6 Tel: (416) 913-7601 Fax: (416) 360-5882
Webiste: www.ontzinc.ca

ONTZINC CORPORATION
6 Adelaide Street East
Suite 300
Toronto, Ontario
M5C 1H6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of ONTZINC Corporation (the "Company") will be held at the offices of Wildeboer Rand Thomson Apps & Dellelce, LLP, Suite 810, 1 First Canadian Place, Toronto, Ontario, on July 5, 2004 at 9:00 in the forenoon (Toronto time) for the purpose of:

(a) receiving the Company's 2003 Annual Report containing the financial statements for the year ended December 31, 2003, and the report of the auditors thereon;

(b) electing directors;

(c) appointing auditors and authorizing the directors to fix their remuneration;

(d) considering and, if deemed advisable, approving and confirming, with or without variation, a resolution of the directors of the Company amending the stock option plan of the Company;

(e) considering and, if deemed advisable, approving and confirming, a resolution of the directors of the Company ratifying the grant of stock options and repricing certain stock options; and

(f) transacting such further and other business as may properly come before the meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 3V1, not later than 9:00 a.m. (Toronto time) on June 30, 2004, or, if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED this 7th day of June, 2004.

BY ORDER OF THE BOARD

(Signed)

Gregory Peebles, Chairman

ONTZINC CORPORATION

INFORMATION CIRCULAR
AS AT JUNE 7, 2004

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF ONTZINC CORPORATION (the "Company") of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the "meeting") to be held at the offices of Wildeboer Rand Thomson Apps & Dellelce, LLP, Suite 810, 1 First Canadian Place, Toronto, Ontario, on July 5, 2004 at 9:00 in the forenoon (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares of the Company in their own name. Only proxies deposited by shareholders whose names appear on the records of the Company or as the registered holders of such shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Company. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Communications it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned by ADP

Investor Communications well in advance of the meeting in order to have shares voted.

ELECTION OF DIRECTORS

The board of directors consists of a minimum of three and a maximum of nine directors to be elected annually, with the number of directors within such range to be determined by resolution of the board. The board has determined that four (4) persons are to be elected to the board until changed by further resolution. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name and Municipality of Residence	**Principal Occupation**(3)	**Director Since**	**Position with the Company**	**Number of Common Shares Beneficially Owned**(1)
Gregory Peebles(2) Toronto, Ontario	Attorney, Cassels, Brock & Blackwell, LLP	March 12, 2002	Chairman and Director	2,000,000
Peter T. George Hamilton, Ontario	President and Director of ONTZINC Corporation	April 21, 2004	President and Director	708,000
Chris Irwin(2) Toronto, Ontario	Attorney, Wildeboer Rand Thomson Apps & Dellelce, LLP	June 13, 2003	Secretary and Director	Nil
Richard Brissenden(2) Toronto, Ontario	Chartered Accountant	June 13, 2003	Director	Nil

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2) Member of the audit committee.

(3) The principal occupations during the past five years of the nominee not elected to his present term of office by the shareholders of the Company is as follows:

Peter George: Mr. George has been the President of the Company since April, 2004; prior to that he was Senior Vice-President of Exploration and New Projects for the Company from October, 2003 to April, 2004; and prior to that he was an Associate Consulting Geologist for A.C.A. Howe International Inc., and a self-employed Consulting Geologist from 1996.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, **IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE**

NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth information concerning the compensation of the President and Chairman of the Company and the Chief Financial Officer of the Company (collectively, the "Named Executive Officers") for the Company's fiscal years ended December 31, 2003, 2002 and 2001.

Summary Compensation Table

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Securities Under Options/ SARs[1] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP[2] Payouts ($)**	**All Other Compen-Sation ($)**
Clifford Frame[3] Chairman and President	2003 2002	Nil Nil	Nil Nil	Nil Nil	8,000,000 1,400,000	Nil Nil	Nil Nil	$58,700 Nil
Dino Titaro[3] Former President	2001	Nil	Nil	Nil	350,000	Nil	Nil	Nil
A. Thomas D. Griffis[3] Former President	2001 2000	Nil Nil	Nil Nil	Nil Nil	750,000 500,000	Nil Nil	Nil Nil	Nil Nil
Douglas Scharf[4] Chief Financial Officer	2003	$37,200	Nil	Nil	500,000	Nil	Nil	Nil

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Mr. Titaro was appointed President on July 20, 2000 and assumed the duties of Mr. A. Thomas D. Griffis, the Chairman. Mr.Titaro resigned as President on March 5, 2002, and Mr. Clifford Frame assumed the duties of Mr. Titaro. Mr. Frame resigned as Chairman and President on April 21, 2004.

(4) Mr. Scharf was appointed Senior Vice-President and Chief Financial Officer on October 7, 2003.

Long Term Incentive Plan Awards

The Company has no long term incentive plan.

Stock Option Plan

The Company currently has a stock option plan (the "Plan") relating to the common shares of the Company. Eligibility for participation in the Plan is restricted to directors, senior officers, employees, consultants and service providers of the Company and its subsidiaries. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase

plans) is limited to 15,000,000 common shares in the aggregate, and with respect to any one optionee, 5% of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value (e.g., the prevailing market price) of the common shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director, officer or consultant of the Company or any subsidiary, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

The directors have passed a resolution amending the Plan to ensure that it complies with the policies of the TSX Venture Exchange (the "TSXV"), subject to shareholder approval. See "Special Business – Amendment of New Stock Option Plan".

Compensation of Directors

Directors of the Company do not receive any fees for any meetings of the board of directors, committees of the board of directors or shareholders attended. Directors participate in the Company's stock option plan. During the year ended December 31, 2003, options to purchase 1,300,000 common shares were granted to directors (excluding the Named Executive Officers). During such fiscal year, no options to purchase common shares were exercised by the directors (excluding the Named Executive Officers).

The law firm of which Gregory Peebles is a partner received $221,896 in respect of legal fees and disbursements during the most recently completed financial year. The law firm of which Chris Irwin was an associate received $129,812 in respect of legal fees and disbursements during the most recently completed financial year.

Stock Option Grants

The following information concerns individual grants of options to purchase or acquire securities of the Company made during the most recently completed financial year ended December 31, 2003, to the Named Executive Officers.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Clifford Frame[(1)] President & Chairman	3,000,000 3,600,000	24% 29%	$0.11 $0.23	$0.12 $0.29	August 1, 2008 November 5, 2008
Douglas Scharf Chief Financial Officer	500,000	4.9%	$0.24	$0.24	November 27, 2008

Notes:

(1) Mr. Frame resigned as President, Chairman and a director on April 21, 2004.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2003 by the Named Executive Officers and the financial year-end value of unexercised options held, on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Clifford Frame[(1)] President & Chairman	Nil	Nil	8,000,000/Nil	$735,000/Nil
Douglas Scharf Chief Financial Officer	Nil	Nil	500,000/Nil	$7,500/Nil

Notes:

(1) Mr. Frame resigned as President, Chairman and a director on April 21, 2004.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information in respect of the Company's equity compensation plans under which equity securities of the Company are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Company's shareholders and all equity plans not approved by the Company's shareholders.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders	15,000,000	$0.179	Nil
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	**15,000,000**	**$0.179**	**Nil**

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors or senior officers of the Company has been indebted to the Company, nor has any of them received any guarantee support or similar arrangement or understanding from the Company.

APPOINTMENT OF AUDITORS

Management of the Company proposes that KPMG LLP, Chartered Accountants be appointed auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. KPMG LLP were first appointed auditors of the Company on June 19, 1998.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

ANNUAL REPORT AND AUDITED FINANCIAL STATEMENTS

The 2003 Annual Report, including the financial statements for the fiscal year ended December 31, 2003 and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

SPECIAL BUSINESS

Amendment of Stock Option Plan

The Plan is a "fixed number" stock option plan, under which a fixed number of shares may be reserved for issue upon exercise of options granted under the plan, which fixed number of shares must be approved from time to time by shareholders of the Company. The TSX Venture Exchange ("TSXV") recently changed its policy with respect to stock option plans to permit a "rolling" stock option plan under which the number of shares that may be reserved for issue upon exercise of options granted under the plan is based on the number of outstanding shares at the date of grant of options, subject to a maximum of 10% of such number of outstanding shares. Shareholders are being asked to approve amendments to the Plan to convert it to a rolling plan pursuant to the policies of the TSXV.

The purpose of the Plan, as amended, is to encourage common share ownership in the Company by directors, senior officers, employees and consultants of the Company and its affiliates and other designated persons. Options may be granted under the Plan only to directors, senior officers, employees and consultants of the Company and its subsidiaries and other designated persons as designated from time to time by the board of directors. The number of shares which may be reserved for issuance under the Plan is limited to 10% of the issued and outstanding shares of the Company as at the date of the grant of Options. The maximum number of common shares which may be reserved for

issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis). Any shares subject to an option which for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Plan. The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted, less any discount permitted by the policies of the TSXV. Options granted under the Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of the Company or any of its subsidiaries or ceasing to have a designated relationship with the Company, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. The options are non-transferable. The Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company's capitalization. Subject to shareholder approval in certain circumstances, the board of directors may from time to time amend or revise the terms of the Plan.

Shareholders are being asked to approve and confirm the actions of the directors in amending the Plan. In order to confirm and approve the amendment to the Plan a majority of votes cast at the meeting must be voted in favour of the Plan.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE AMENDMENT TO THE PLAN, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event shareholder approval is not given, the Plan will not be amended and the number of common shares which may be set aside for the granting of options under the Plan will not be altered.

Repricing and Ratification of Stock Options

Conditional upon approval of the TSXV, shareholders are being asked to pass a resolution approving the actions of the directors of the Company granting stock options and repricing stock options previously granted to the directors, senior officers and employees of the Company as follows:

Optionee and Position with the Company	Securities Under Options Granted (#)	Original Exercise Price ($/Security)	Amended Exercise Price ($/Security)	Expiration Date
Gregory Peebles Chairman & Director	250,000[(1)]	$0.24	$0.10	November 27, 2008
Douglas Scharf Chief Financial Officer	500,000	$0.24	$0.10	November 27, 2008
Michael J. Lawler President & COO of Affiliate	500,000[(1)]	$0.24	$0.10	November 27, 2008
Chris Irwin Secretary & Director	250,000[(1)]	$0.24	$0.10	November 27, 2008

Optionee and Position with the Company	Securities Under Options Granted (#)	Original Exercise Price ($/Security)	Amended Exercise Price ($/Security)	Expiration Date
Richard H. Knight Vice-President Exploration and Chief Mine Geologist of Affiliate	250,000[(1)]	$0.24	$0.10	November 27, 2008
Peter George President	100,000[(1)]	$0.24	$0.10	November 27, 2008
Bart Senos Employee	75,000	$0.24	$0.10	November 27, 2008

Notes:

(1) Options have been granted subject to shareholder approval.

In order to be approved, this resolution must be passed by a majority of votes cast at the meeting by disinterested shareholders. To the best of the knowledge of the Company's management votes attaching to 2,708,000 common shares held by insiders of the Company and their associates will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE GRANT OF STOCK OPTIONS AND THE REPRICING OF THE OPTIONS, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event disinterested shareholder approval is not given, the exercise price of the stock options will not be reduced and the previously granted options will be terminated.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto,

Ontario, M5H 4C3, not later than 9:00 a.m. (Toronto time) on June 30, 2004, or if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting. A proxy should be executed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.** At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At the date hereof, the Company has outstanding 203,214,415 common shares, each of which carries one vote. To the knowledge of the directors and officers of the Company, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company, are the following:

Name and Address	Type of Ownership	Number and Class of Shares	Percentage of Class
Catherine Frame(1) Uxbridge, Ontario	Direct and Indirect	29,834,690(1)	14.6%
RAB Capital Plc London, England	Direct and Indirect	21,850,000(2)	10.75%

Notes:

(1) Held by Catherine Frame, Clifford Frame, her spouse, and various holding companies.

(2) RAB Capital Plc ("RAB Capital") is a fund management company. The common shares are held by the following entities which may be considered to be joint actors of RAB Capital: RAB Europe Partners L.P. as to 6,615,385 shares; RAB Europe Fund Ltd. as to 7,350,000 shares; and Mr. William Philip Syemour Richards as to 500,000 shares. In addition, RAB Europe High Yield Fund Limited holds principal amount of $2,000,000 of convertible debentures, which are convertible into an aggregate of 7,692,308 common shares. Assuming conversion of the debentures and exercise of other convertible securities, the entities listed above would hold an aggregate of 50,315,385 common shares of the Company representing 21.6% of the outstanding common shares. The convertible securities contain provisions that prevent RAB Capital and any joint actors from acquiring over 20% of the securities of the Company.

Persons registered on the books of the Company at the close of business on May 10, 2004 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the annual and special meeting, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Securityholders may contact the Chief Financial Officer of the Company in order to request copies of the Company's consolidated financial statements at 6 Adelaide Street East, Suite 300, Toronto, Ontario M5C 1H6; Telephone: (416) 913-7601; Facsimile: (416) 360-5882. Financial information about the Company may be found in the Company's consolidated financial statements and Management's Discussion and Analysis for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the board of directors of the Company.

Except where otherwise indicated, information contained herein is given as of June 7th, 2004.

DATED this 7th day of June, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"Gregory Peebles, Chairman"

ONTZINC CORPORATION
6 Adelaide Street East
Suite 300
Toronto, Ontario
M5C 1H6

PROXY FOR USE BY HOLDERS OF COMMON SHARES AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ONTZINC CORPORATION TO BE HELD ON JULY 5, 2004
SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Gregory Peebles, Chairman, whom failing, Chris Irwin, Secretary, or instead of either of them, ____________________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on **July 5, 2004**, and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this   day of   , 2004.

____
Signature of Shareholder

1. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the election of management's nominees for directors.

☐ VOTE FOR ☐ WITHHOLD VOTE

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix the auditors' remuneration.

☐ VOTE FOR ☐ WITHHOLD VOTE

3. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the approval of a resolution of the directors of the Company amending the terms of the Company's stock option plan as described in the Company's information circular dated June 7, 2004.

☐ VOTE FOR ☐ VOTE AGAINST

www.equitytransfer.com

EQUITY
TRANSFER SERVICES

Ontzinc Corporation
82-34778
Provided in Accordance With Section 240.12g3-2(b)(1)(iii)

Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

June 18, 2004

Dear Sir or Madam:

RE: ONTZINC CORPORATION

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 14, 2004.

1. Proxy
2. Letter to the Shareholders, Notice of Annual and Special Meeting of Shareholders, Management Information Circular and Financial Statements
3. Supplemental Mailing List Request Form
4. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

R. Vieira

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

March 31, 2004

These financial statements have not been reviewed by Ontzinc Corporation's external auditors.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Balance Sheets

	March 31, 2004	Dec 31,2003
Assets		
Current assets:		
Cash and cash equivalents	$ 5,424,325	$ 2,113,735
Debenture subscription receivable	-	2,000,000
Share subscription receivable	25,000	250,000
Prepaid expenses and other	819,263	643,967
	6,268,588	5,007,702
Capital assets	139,857	28,802
Mineral properties and deferred exploration expenditures (note 3)	9,222,226	5,186,629
Deferred financing costs (note 4)	189,206	169,000
Environmental deposits	1,752,129	1,588,129
	$ 17,572,006	$ 11,980,262
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 963,558	$ 1,021,549
Due to companies related by common directors	4,155	4,155
	967,713	1,025,704
Convertible debentures (note 5)	1,526,794	1,038,500
Reclamation liabilities (note 6)	1,885,000	-
Shareholders' equity:		
Common shares (note 7(a))	25,101,119	21,379,060
Shares to be issued (note 7(a))	-	47,072
Warrants (note 7(b))	5,764,506	4,433,514
Warrants to be issued (note 7(a))	-	50,545
Stock options (note 8(c))	1,533,600	1,580,000
Contributed surplus	516,340	516,340
Equity component of convertible debentures	1,250,000	961,500
Deficit	(20,973,066)	(19,051,973)
	13,192,499	9,916,058
Going concern (note 1)		
	$ 17,572,006	$ 11,980,262

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Operations and Deficit

Three months ended March 31
(unaudited)

	2004	2003
Interest income	$ 6,275	$ 22
Expenses (income):		
Mine care and maintenance	1,169,372	-
Salaries and benefits	14,875	14,899
Management fees	59,000	-
Professional fees	180,339	90,282
Investor relations and listing fees	24,982	13,558
General and administrative	66,739	10,252
Rent	24,571	24,548
Travel	100,295	7,346
Foreign exchange loss (gain)	(14,971)	48,902
Depreciation	1,689	800
Amortization of financing costs	27,029	-
Debenture interest	273,448	-
	1,927,368	210,587
Loss for the period	1,921,093	210,565
Deficit, beginning of year	19,051,973	13,907,480
Deficit, end of period	$ 20,973,066	$ 14,118,045
Basic and diluted loss per share (note 9)	$ 0.01	$ 0.00

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Consolidated Statements of Cash Flows

Three months ended March 31
(unaudited)

	2004	2003
Cash provided by (used in):		
Operating activities:		
Loss for the year	$ (1,921,093)	$ (210,565)
Items not involving cash:		
Depreciation	1,689	800
Amortization of financing costs	27,029	-
Debt accretion	176,794	-
Change in non-cash operating working capital	1,991,713	115,750
	276,132	(94,035)
Financing activities:		
Issuance of common shares, net of issuance costs	4,845,234	227,013
Proceeds of exercise of stock options	63,800	-
Issuance of convertible debenture, net of issuance costs	552,765	-
Due to companies related by common directors	-	100,000
Increase in loans payable	-	(2,876)
	5,461,799	324,137
Investing activities:		
Investment in mineral properties, net of *reclamation liabilities*	(2,150,597)	(85,930)
Increase in environmental deposits	(164,000)	-
Additions to capital assets	(112,744)	(3,080)
	(2,427,341)	(89,010)
Increase in cash and cash equivalents	3,310,590	141,092
Cash and cash equivalents, beginning of period	2,113,735	195,181
Cash and cash equivalents, end of period	$ 5,424,325	$ 336,273
Supplemental disclosure of non-cash Financing and Investing activities:		
Shares issued in settlement of other indebtedness	$ 40,000	$ 35,000
Investment in mineral properties	(1,885,000)	
Reclamation liabilities	1,885,000	
Loans payable		362,723
Share capital	(40,000)	(397,723)

See accompanying notes to consolidated financial statements.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements

Three months ended March 31
(unaudited)

These financial statements have not been reviewed by Ontzinc Corporation's external auditors

1. Going Concern

ONTZINC Corporation (the "Company") is engaged in the business of evaluation, acquisition, exploration and development of mineral properties. Substantially all of the efforts of the Company are devoted to these business activities. To date, the Company has not earned significant revenue and is considered to be in the development stage.

The Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to obtain future financing to fund ongoing operating costs and complete its development plans and the success of future operations.

2. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by Ontzinc Corporation as set out in the audited financial statements for the year ended December 31, 2003. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidate financial statements.

3. Mineral Properties and Deferred Exploration Expenditures

	Balance December 31, 2002	Additions	Balance December 31, 2003	Additions	Balance March 31, 2004
Balmat mine	$ -	$ 1,576,655	$ 1,576,655	$ 1,310,000	$ 2,886,655
Gay's River	$ 3,011,736	67,485	3,079,221	2,575,000	5,654,221
Southwestern Ontario	$ 321,772	321,771	530,753	65,201	595,954
San Antonio Project	-	-	-	85,396	85,396
	$ 3,333,508	$ 1,865,121	$ 5,186,629	$ 4,035,597	$ 9,222,226

Under the terms of the purchase agreement by which it acquired its interest in Gay's River, Ontzinc paid $2,000,000 in March, 2004 to Pasminco Resources Canada Company, a previous owner of the property.

4. Deferred Financing Costs

	March 31, 2004	December 31, 2003
Deferred financing costs	$ 216,235	$ 169,000
Less amortization	27,029	-
	$ 189,206	$ 169,000

5. Convertible Debentures

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January, 2004, an additional $600,000 of secured convertible debentures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placements were received in January 2004. Commissions and legal costs of $216,235 were incurred on the placement of the debentures and have been recorded as deferred financing costs. The deferred financing cost is being amortized over the life of the debentures.

For accounting purposes, the Company has segregated the debentures into their debt and equity components. The debt component is being accreted to the redemption value on a straight-line basis over the term to the debentures maturity date of December 19, 2005. For the three months ended March 31, 2004, debt accretion of $176,794 is included in interest expense.

6. *Reclamation Liabilities*

Effective January 1, 2004, the Corporation adopted the new accounting standard of the Canadian Institute of Chartered Accountants in respect of asset retirement obligations. As a result, effective January 1, 2004, Reclamation liabilities and Mineral properties and deferred exploration expenditures have been increased by $1,885,000.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements (continued)

Three months ended March 31, 2004
(unaudited)

7. Share Capital

(a) Common shares:
Authorized:
Unlimited common shares
Issued:

	Common Shares	Amount
Balance December 31, 2002	88,669,968	$ 16,625,595
Issued for debt	3,372,691	397,724
Issued on private placements	77,455,117	9,666,015
Exercise of warrants	350,000	52,500
Value attributed to warrants issued	-	(4,484,059)
Share issue costs	-	(878,715)
Balance, December 31, 2003	169,847,776	21,379,060
Issued on private placements	29,277,594	5,269,967
Shares issued re. 2003 private placement	768,400	47,072
Issued for debt	160,000	40,000
Exercise of warrants	740,909	140,772
Exercise of options	580,000	110,200
Value attributed to warrants issued	-	(1,317,492)
Share issue costs	-	(568,460)
Balance, March 31, 2004	201,374,679	$ 25,101,119

In March 2004, the Company completed a private placement of 29,277,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,269,967. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

In March 2004, the Company issued 160,000 common shares at a deemed price of $0.25 per share in settlement of $40,000 owed to a creditor.

ONTZINC CORPORATION
(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements (continued)

Three months ended March 31, 2004
(unaudited)

Share Capital (continued)

(b) Warrants:

	Number	Amount
Balance December 31, 2002		
Issued during the year	75,244,424	$ 4,451,014
Exercised	(350,000)	(17,500)
Balance, December 31, 2003	74,894,424	4,433,514
Issued during period	15,407,197	1,368,037
Exercised	(740,909)	(37,045)
Balance, March 31, 2004	89,560,712	$ 5,764,506

On March 31, 2003, warrants outstanding to acquire common shares of the Company are as follows:

Warrants outstanding	Exercise Price	Expiry Date
350,000	$ 0.13	Feb 24, 2005
6,650,000	0.13	May 30, 2005
2,805,650	0.13	June 25, 2005
2,215,000	0.13	Aug 25, 2005
250,000	0.10	Oct 3, 2005
26,531,825	0.14	Sept 8-23, 2005
33,000,000	US$ 0.12	Oct 9-21, 2005
768,400	US$ 0.12	Jan 13, 2006
2,034,200	0.30	Dec 23-31, 2005
406,840	0.25	Dec 30, 2005
14,638,797	0.20	March 31,2006

For purposes of the warrant valuation, the fair value of the warrants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5%; and an expected life of two years.

Share Capital (continued):

(c) Stock Option Plan

During the quarter ended March 31, 2004, no stock options were granted

	Number of Shares	Weighted average exercise price
Outstanding, December 31, 2002	4,275,000 [1]	$ 0.15 [1]
Granted	12,2254,000	0.16
Cancelled	-	-
Granted	-	-
Outstanding, December 31, 2003	16,500,000	$ 0.16
Granted	-	-
Cancelled	-	-
Expired	-	-
Outstanding, March 31, 2004	16,500,000	$ 0.16

[1] Subject to shareholder approval, 1,375,000 options granted in 2002 have been repriced in 2003 to an exercise price of $0.11 per common share.

Number of options outstanding and currently exercisable	Exercise Price	Weighted average remaining contractual life (years)
8,750,000	$ 0.11	4.1
2,400,000	0.15	2.2
3,000,000	0.23	4.5
1,850,000	0.24	4.6
500,000	0.25	3.4
16,500,000	0.16	3.9

The fair value of the options granted during 2003 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 100%; and a weighted average expected life of these options of 4.2 years.

ONTZINC CORPORATION

(A DEVELOPMENT STAGE ENTERPRISE)

Notes to Consolidated Financial Statements (continued)

Three months ended March 31, 2004
(unaudited)

8. Income Taxes

The estimated taxable income tax for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably estimated at this time, if it is more likely than not that the Company will realise the benefits from future income taxes or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. The estimated valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some or all of the future tax assets or liabilities will be realised.

For further information on the Company's actual losses for income tax purposes, refer to the audited December 31, 2003 consolidated financial statements. The benefit for these losses and the estimated loss for the period have not been recognised in these financial statements.

9. Loss Per Share

Basis loss per share is computed using the weighted average number of common shares outstanding during the period. Fully diluted loss per share, which reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, is the same as basic loss per share for the period ended. The conversion of stock options and warrants to calculate fully diluted was not done, because the conversion would have been anti-dilutive.

The following table sets out the calculation for loss per share for the three months ended March 31, 2004 and 2003.

	2004	2003
Numerator:		
Loss for the period	$ (1,921,093)	$ (210,565)
Denominator:		
Average number of common shares outstanding	170,203,114	91,131,313
Escrowed shares	-	(40,759,984)
Weighted average number of shares	170,203,114	50,371,329
Basic and diluted loss per share	$ 0.01	$ 0.00

10. Related Party Transactions

During the quarter ended March 31, 2004, the Company incurred expenses totalling $129,908 for general legal services. Two of the Company's directors are with the legal firms that provided these services.

11. Comparative Figures

Certain of the prior year's figures have been reclassified to conform to the presentation adopted in 2004.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Scharf, Chief Financial Officer of ONTZINC Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **ONTZINC Corporation** (the issuer) for the interim period ending **March 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

(Signed)_________________________
Douglas Scharf
Chief Financial Officer

RECEIVED
2004 JUL 26 A 10:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gregory Peebles, the Chief Executive Officer of ONTZINC Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **ONTZINC Corporation** (the issuer) for the interim period ending **March 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

(Signed)
Gregory Peebles
President and Chief Executive Officer

Management's Discussion and Analysis – First Quarter 2004

Readers of the following Management's Discussion and Analysis ("MD&A) should refer to the audited consolidated financial statements of Ontzinc Corporation (the "Company") for the years ended December 31, 2003 and 2002 and the related Management's Discussion and Analysis where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars. Additional information relevant to the Company's activities can be found on SEDAR at www.sedar.com or the Company's website at www.ontzinc.ca.

The Company

Ontzinc Corporation is a Canadian based mineral exploration and development company and its common shares (symbol – OTZ) are traded on the TSX Venture Exchange. Ontzinc's corporate objective is to become a producer of zinc concentrate in the near term through the acquisition of high quality zinc assets at an advanced stage of development. The Company owns and operates four projects: the Balmat mine in New York State, the Gay's River mine in Nova Scotia, the Southwestern Ontario exploration project and the San Antonio project in Chile. The Balmat and Gay's River properties have existing infrastructure in place and are amenable to start-up on relatively short notice.

During the three months ended March 31, 2004, Ontzinc made progress in advancing the Balmat and Gay's River zinc mine projects toward production.

Management Changes

On April 21, 2004 the Company announced the appointment of Greg Peebles as Chairman and CEO following the retirement of Clifford Frame. Mr. Peebles is a partner with the law firm Cassels Brock & Blackwell LLP and has been a director and Secretary of the Company since its inception. Peter George has been appointed President and a director. Mr. George has over 36 years of experience in the mining industry.

The Company also announced the appointment of Patrick Hannon, P.Eng as President of its subsidiary ScoZinc Limited, which owns the Gay's River project. Mr. Hannon held senior positions at the Gay's River Mine during the period 1972-83. Since 1987, he has been a Halifax-based international mining consultant. From 1997 to 2002 he was, on a consulting basis, Acting Director of Mines for the Nova Scotia Department of Natural Resources with responsibility for reviewing and approving Mining Permit applications, and ensuring that provincial mines were operated safely and efficiently in compliance with health and safety, labour, mining and environmental regulations. Mr. Hannon is currently a director of the Nova Scotia Chamber of Mines.

Balmat Mine

The Company owns 100% of the Balmat mine and related assets in upper New York State. The Company is planning to commence activities late in the third quarter of 2004 for the reopening of the mine subject to obtaining financing. Production is expected to be ramped up to an equivalent annual rate of 100 million pounds of zinc metal in concentrates by July, 2005. The Company is currently completing detailed mine layouts and budgets for narrow vein, minimum dilution mining. Diamond drilling is in progress to expand known reserves and resources at Balmat.

Gay's River

The Company plans a $1.0 million exploration program this year at Gay's River in Nova Scotia. The objective of the program is to drill gaps in previous drilling to confirm the consistency of the zinc/lead reserves and to provide test drill cores of the gypsum hanging wall for grade and quality. Pre-development work will include mining and business studies and attendant environmental definition.

Chile

The Company has regained control of the San Antonio copper-gold porphyry project in Chile. The property was sold by the Company to Chilean interests in May, 2002 during the period of depressed metal prices. The purchaser failed to meet all of the required installment payments and the Company took legal action to recover the project. In light of the current strong copper prices, Ontzinc has concluded that additional exploration work is warranted on the San Antonio property.

Results of Operations

The Company incurred a loss of $1,921,093 for the three months ended March 31, 2004 compared to a loss of $210,565 in the first quarter of 2003. The principal reason for the increase over the prior year is the ongoing cost of care and maintenance of the Balmat mine which was acquired in late September, 2003. Professional fees and travel expenses increased to $280,634 in 2004 (2003 - $97,628) as the Company investigated a number of potential acquisitions internationally. The Company added senior management late in 2003 resulting in management fees of $59,000 in the first quarter of 2004 with no comparable expenses last year. Professional fees and travel expenses are expected to decline in future quarters as the Company intends to focus on financing and developing its Balmat mine.

The Company issued $2.0 million of convertible debentures in December, 2003 and a further $600,000 of debentures in January, 2004. For accounting purposes, the Company has segregated the debentures into their debt and equity components. Debenture interest of $273,448 in the first quarter of 2004 includes debt accretion expense of $176,974 on the debt component of the debentures. Amortization of the financing costs associated with the debenture issue amount to $27,029 in the quarter.

Accounting Estimates / Change in Accounting Policy

The Company has adopted effective January 1, 2004 the new Recommendations of the Canadian Institute of Chartered Accountants for the accounting for asset retirement obligations. The Recommendations require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. As a result, reclamation liability and mineral properties and deferred exploration expenditures have been increased by $1,885,000.

Due to uncertainties concerning environmental remediation, the ultimate cost to the Company of future site restoration could differ from the amounts provided. The estimate of the total liability of future site restoration costs is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company's operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form and substance that these laws and regulations may take.

Liquidity

The Company has no source of operating cash flows. The Company's ability to meet its obligations and continue as a going concern is dependent on its ability to identify and complete future funding.

At March 31, 2004 the Company had cash and cash equivalents of $5,424,325, an increase of $3,310,590 since December 31, 2003. The increase reflects receipt of the proceeds on the issue of $2,600,000 of convertible debentures and the proceeds of $5,269,967 in March, 2004 on a private placement of common shares and warrants.

During the quarter, the Company paid $2 million to Pasminco Canada Holdings Inc. to satisfy the final cash purchase price outstanding for the Gay's River mine. Payment of the purchase price of $2 million was due and payable upon certain events occurring including the cash settlement 30-day average price for zinc on the London Metal Exchange having equaled or exceeded US$0.50 per pound. Pasminco retains a 2% net smelter royalty.

Financial Condition / Capital Resources

As the Company is an exploration and development company in the development stage, revenues are limited to interest earned on cash and cash equivalents. Financing activities remain the major source of cash inflows. Share issues during 2003 resulted in net proceeds to the Company of $9.3 million on the issuance of 81.2 million shares.

On December 19, 2003, the Company completed a private placement of $2,000,000 principal amount of secured convertible debentures. In January, 2004, an additional $600,000 of secured convertible deventures were issued. The debentures mature December 19, 2005 and bear interest at a rate of 12% per annum, payable semi-annually. Proceeds of the placements were received in January 2004. Commissions and legal costs of $216,235 were incurred on the placement of the debentures and have been recorded as deferred financing costs.

In March 2004, the Company completed a private placement of 29,277,594 units of the Company at a price of $0.18 per unit for gross proceeds of $5,269,967. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at a price of $0.20 for a period of two years from the date of issuance.

As at March 31, 2004, the Company had 201,374,679 shares outstanding. Dilutive items including warrants, options and convertible debentures could result in the issuance of an additional 115.3 million common shares.

The start-up of operations at Balmat will require financing of approximately US$15 million. Reactivation of mining at Balmat is planned to begin late in the third quarter of 2004 subject to having the necessary financing in place.

Ontzinc has entered into a mandate agreement with RMB Resources Limited ("RMB") to undertake a work program with a view to arranging a US$10 million debt facility with a member of the First Rand Group ("the Lender"). The debt facility is intended to fund part of the redevelopment and start-up costs of the Balmat Mine. The financing is subject to a number of terms and conditions including due diligence by RMB and approval of the Lender's Credit Committee. Additional financing will be required before making the decision to restart operations.

The Company has in place a Sales Representative and Concentrate Financing Agreement governing the sale of zinc concentrates produced from the Balmat mine. The agreement provides for a concentrate working capital facility up to a maximum of US$10 million once operations have begun.

The Company will require additional financing during the year to continue its existing operations. The planned exploration program at Gay's River, however, is fully funded from the proceeds of the $1.0 million flow through share issue in December, 2003.

Related Party Transactions

During the quarter, the Company incurred costs totaling $129,908 for legal services. Two of the company's directors are associated with two law firms providing these services. The Company plans to continue using the firms as legal counsel.

Commitments and Contractual Obligations

As a result of a flow through share agreement entered into at the end of 2003, the Company is required to expend $1.0 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2004.

Risks and Uncertainties

The risks and uncertainties affecting the Company remain unchanged from the year-end results reported in the 2003 Management Discussion and Analysis.

Cautionary Statement

This MD&A contains "forward looking statements" that reflect Ontzinc Corporation's current expectations and projections about its future results. When used in this MD&A, words such as "estimate", intend", "expect", "anticipate", "plan" and similar expressions are intended to identify forward-looking statements, which are, by their very nature, not guarantees of Ontzinc Corporation's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Ontzinc Corporation's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. Ontzinc Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

"Greg Peebles"

Greg Peebles
Chairman and CEO

"Doug Scharf"

Douglas Scharf
Senior Vice President and CFO

Toronto, Canada
May 28, 2004

REPORT PURSUANT TO:

SECTION 101 OF THE SECURITIES ACT, R.S.O. 1990 c.S.5, AS AMENDED
SECTION 111 OF THE SECURITIES ACT, R.S.B.C. 1996 c418, AS AMENDED
SUBSECTION 141 OF THE SECURITIES ACT, S.A. 1981 c.S-6.1, AS AMENDED
SECTION 147.1 OF THE SECURITIES ACT, R.S.Q., c.V-1.1, AS AMENDED
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror:**

Gregory Peebles (the "**Offeror**")
31 Old Forest Hill Road
Toronto, Ontario
M5P 2P8

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstance:**

On June 21, 2004, the Offeror entered into an agreement to purchase a total of 20,000,000 common shares in the capital of ONTZINC Corporation (the "Company") and 9,539,797 common share purchase warrants.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report:**

Immediately after the acquisition described in (2) the Offeror will own, assuming exercise of 9,539,797 common share purchase warrants and 800,000 stock options, 30,539,797 common shares in the capital of the Company representing approximately 14.3% of the issued and outstanding, on a partially diluted basis;

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control;**

   The Offeror, together with joint actors, if any, have ownership of and control over, assuming exercise of the common share purchase warrants and stock options, 30,539,797 common shares representing approximately 14.3% of the issued and outstanding common shares in the capital of the Company, on a partially diluted basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and**

Not Applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not Applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the report took place:**

The transactions took place off the market by way of a private transaction.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Offeror purchased the securities for investment purposes only and not with the purpose of influencing the control or direction of the Company. The Offeror, together with any joint actors, if any, may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of securities.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Pursuant to an agreement of purchase and sale the Offeror agreed to purchase an aggregate of 20,000,000 common shares in the capital of the Company and 9,539,797 common share purchase warrants from C.H. Frame and associates.

8. **Names of any joint actions in connection with the disclosure required by this report:**

Not applicable

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

The aggregate purchase price paid by the Offeror pursuant to the agreement of purchase and sale was $3,600,000 subject to adjustment upon the occurrence of certain events..

10. Where applicable, a description of any change in any material fact set out in a previous report filed under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.

Not applicable.

DATED this 25th day of June, 2004.

(Signed)
Gregory Peebles

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
June 7, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 203,214,415

ONTZINC COMPLETES EQUITY FINANCING, RETAINS INVESTOR RELATIONS CONSULTANT AND RE-PRICES OPTIONS

ONTZINC Corporation (TSXV - OTZ) announces that it has closed its previously announced equity financing for gross proceeds of $5,601,166.90 through the issuance of 31,117,594 common shares of ONTZINC at a price of $0.18 per share.

In connection with the transaction certain of the directors, officers and principal shareholders of ONTZINC have entered into a securities lending agreement whereby freely tradable common shares have been provided to the purchasers. Pursuant to the agreement these individuals will receive the return of the shares lent, after expiry of the applicable hold period, being four months. In addition, each lender will receive a half warrant of ONTZINC for each share that was lent. Each whole warrant entitles the holder to acquire a common share of ONTZINC for a period of two years at a price of $0.20 per share.

Finders fees and commissions in the amount of $560,116.69 were paid in connection with the transaction to Canaccord Capital Corp. and Tagmen Ventures Limited.

ONTZINC has entered into an investor relations consulting agreement with Epoch Financial Group, Inc., of Atlanta, Georgia. The agreement has a term of one year renewable on the parties agreeing to terms. Epoch is a corporation that provides investor and media relations services and investment research to a variety of clients in the United States and Canada whose equities trade on the NYSE, AMEX and NASDAQ. Todd Atenham, the President and owner of Epoch, will be working with management of ONTZINC creating and maintaining shareholder databases, designing and distributing investor packages, orchestrating mass mailings to the investment community, distributing press releases, fact sheets and articles, initiating and maintaining financial media relations, and developing advertising programs to the financial community. Epoch will also be liasing with the financial community and providing advice with respect to the corporate structure and direction of ONTZINC. In connection with these services Epoch will receive a monthly fee of US$5000 and options to acquire and aggregate

of 2,000,000 common shares of ONTZINC at an exercise price of $0.10 per share. The options will vest in tranches of 500,000 every three months.

ONTZINC also announces that it has re-priced an aggregate of 5,725,0000 previously granted stock options to $0.10. The options were granted to directors, officers, employees and consultants of the Company. The exercise prices for the options ranged from $0.11 to $0.24 per share with expiry dates ranging from June 13, 2006 to November 27, 2008.

The re-pricing of the options and granting of options to Epoch is subject to regulatory and shareholder approval, including satisfaction of the requirements of the TSX Venture Exchange.

For further information, contact: Mr. Keith Spurr at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
June 17, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 203,214,415

ONTZINC REPORTS SHARE PURCHASE

ONTZINC Corporation (TSXV-OTZ) reports that on May 31, 2004, Gregory Peebles, Chairman of ONTZINC, participated in the purchase of a block of 6,500,000 shares of the company. Mr. Peebles participated in the purchase of the shares based on his confidence in the long term prospects of the Company.

Mr. Peebles has acquired the above-noted shares of the Company for investment purposes and may, depending on market and other conditions, increase his beneficial ownership, control or direction over the common shares or other securities of the Company, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

For further information, contact: Mr. Doug Scharf at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

ONTZINC CORPORATION
6 Adelaide Street East, Suite 300
Toronto, Ontario M5C 1H6
Tel: (416) 913-7601
Fax: (416) 360-5882

PRESS RELEASE

FOR IMMEDIATE RELEASE
June 21, 2004
Toronto, Ontario

TSX Venture Exchange
Symbol: OTZ
Shares Outstanding: 203,214,415

ONTZINC REPORTS SIGNIFICANT SHAREHOLDING

ONTZINC Corporation (TSXV-OTZ) reports that Gregory Peebles, Chairman of ONTZINC, has entered into an agreement to purchase a total of 20,000,000 common shares of ONTZINC and 9,539,797 common share purchase warrants of ONTZINC from C. H. Frame, the retired Chairman and President of ONTZINC and his associates. Mr. Peebles has purchased the shares based on his confidence in the long-term prospects of ONTZINC.

Mr. Peebles has acquired the above-noted shares of ONTZINC for investment purposes and may, depending on market and other conditions, increase his beneficial ownership, control or direction over the common shares or other securities of the ONTZINC, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

For further information, contact: Mr. Douglas Scharf at (416) 913-7601 or visit ONTZINC's website at www.ontzinc.ca.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.